FILED PURSUANT TO RULE 424(B)(3)
                                                   REGISTRATION NUMBER 333-77055

                                                SUPPLEMENT  NO.  1 DATED  AUGUST
                                                17,   1999  TO  BE   USED   WITH
                                                PROSPECTUS DATED AUGUST 3, 1999




                              APPLE SUITES, INC.

     The following information supplements the prospectus of Apple Suites, Inc. dated August 3, 1999 and is part of the prospectus. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW BOTH THE PROSPECTUS AND THIS SUPPLEMENT.


                      TABLE OF CONTENTS TO SUPPLEMENT NO. 1





                                             PAGE
                                            -----
Status of the Offering ..................    S-2
Recent Developments .....................    S-2
Proposed Property Acquisitions ..........    S-2



     The prospectus and this supplement contain forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible accurately to predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

                            STATUS OF THE OFFERING

     As of August 17, 1999, the Company had not closed the sale to investors under the prospectus of any common shares, although the Company currently intends to close at least the minimum offering of common shares on or before the closing of the proposed property acquisitions described below.


                               RECENT DEVELOPMENTS

     In anticipation  of the initial closing of the sale of common shares,  Lisa
B. Kern, Bruce H. Matson, Michael S. Waters and Robert M. Wily (all of whom are described in the prospectus) became directors of the Company on August 16, 1999. On the same date, Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, was authorized by the board of directors (1) to close the purchase of any Homewood Suites(Reg. TM) properties on behalf of the Company as he deems in the best interests of the Company, and (2) to cause the Company to borrow, on either a secured or an unsecured basis, an amount up to 75% of the purchase price of Homewood Suites(Reg. TM) properties on such terms as he determines to be in the best interests of the Company. This borrowing would be "bridge" financing, which would allow the Company to purchase properties in an orderly, scheduled manner, and then to repay the borrowing as additional common shares are sold in the offering. Thus, despite the use of "bridge" financing, the Company would seek to hold its properties on an "all-cash" basis, as indicated in the prospectus.

     The Company has also elected C. Douglas Schepker to serve as its Senior Vice President and Chief Operating Officer. From August 1996 to August 1999, Mr. Schepker (age 50) was a Senior Manager in the Real Estate Group of Ernst & Young Kenneth Leventhal. From September 1988 until August 1996, he was a Senior Manager/Director with KPMG, Pricewaterhouse Coopers and Arthur Andersen. Mr. Schepker's expertise includes management and financial consulting pertaining to corporate investments, financings, acquisitions, dispositions, real estate development, REIT structures and joint ventures. For over three years, he was Director of Real Estate for Choice Hotels, Inc.


                         PROPOSED PROPERTY ACQUISITIONS

     The Company proposes to purchase on or shortly after the initial closing of the sale of common shares five Homewood Suites(Reg. TM) Hotels in Atlanta, Georgia, Addison, Texas, Irving, Texas, Plano, Texas and Glen Allen, Virginia. The five hotels will be purchased from Hampton Inns, Inc., Promus Hotels Florida, Inc. and Promus Hotels, Inc. once the minimum offering of $15 million is achieved. The total purchase price for the five hotels will be $45,800,000. Although it is expected that these purchases will be closed on or about September 1, 1999, there can be no complete assurance that the purchases will occur at that time, or necessarily will occur at all. Additional information on these properties is provided below.

     The five hotel properties will be purchased, in part, with financing to be provided by Promus Hotels, Inc. in a total amount not to exceed $34,350,000. Each hotel property will be encumbered by a mortgage and/or deed of trust and/or deed to secure debt. The Company will execute and deliver a promissory note to Promus Hotels, Inc. which will provide, among other things, for a interest rate of eight and one-half percent (8-1/2%) per annum and a maturity date one year from the date of closing of the purchase of the properties. As indicated above, this borrowing would be "bridge" financing, allowing the Company to purchase the properties in an orderly, scheduled manner, and then to repay the borrowing from the sale of additional common shares in the offering. Thus, despite the use of "bridge" financing, the Company would seek to hold its properties on an "all-cash" basis, as indicated in the prospectus. Although the Promus Hotels financing has a maturity date of one year, it can be prepaid at any time and from time to time without penalty.

     The five Homewood Suites(Reg. TM) hotel properties are:



                                                         NUMBER
            PROPERTY                   LOCATION         OF SUITES     PURCHASE PRICE
--------------------------------   ----------------   ------------   ---------------
1. Atlanta-Galleria/Cumberland     Atlanta, GA        124 suites       $10,300,000
2. Dallas-Addison                  Addison, TX        120 suites         9,500,000
3. Dallas-Las Colinas              Irving, TX         136 suites        11,200,000
4. North Dallas-Plano              Plano, TX          99  suites         5,400,000
5. Richmond-West End               Glen Allen, VA     123 suites         9,400,000

                           ATLANTA-GALLERIA/CUMBERLAND
                               ATLANTA, GEORGIA

     The Homewood Suites(Reg. TM) Atlanta-Cumberland is located on a 3.23 acre site along US Highway 41 (Cobb Parkway) in the northwest sector of Atlanta, Georgia. The hotel contains 124 suites consisting of 96 king bed suites, 24 double bed suites and 4 two-bedroom suites.

     Each suite contains separate living and sleeping areas as well as a full bathroom, closet and kitchen facilities. Some suites have fireplaces. Wheelchair accessible and smoking suites are also available. The hotel also contains a 40-seat breakfast/lounge area, a meeting room that accommodates 15-20 people, and a business center that offers guests the use of a personal computer, a photocopier, and an electric typewriter. Recreational facilities include an outdoor pool and whirlpool, an exercise room, and two barbecue grills. The hotel also contains a guest convenience store and laundry. The hotel was opened in July 1990.

     We believe that the hotel has been generally well maintained and is generally in very good condition. Over the next 12 months, renovations and improvements in the amount of $397,000 are expected.

     Occupancy rates for the period July 1998 through July 1999 were 77.4%. For the last year, average daily rates were $90.83 and revenue per available suite was $70.86. There are at least seven extended-stay hotel properties that compete with the hotel.

     We expect to adequately cover the hotel with property and liability insurance.



                                DALLAS-ADDISON
                                ADDISON, TEXAS

     The Homewood Suites(Reg. TM) Addison is located on a 3.5 acre site along the north side of Beltline Road in Addison, Texas. The hotel contains 120 suites consisting of 96 king bed suites, 16 double bed suites and 8 two-bedroom suites.

     Each suite contains separate living and sleeping areas as well as a full bathroom, closet and kitchen facilities. Some suites have fireplaces. The hotel also contains a 40-seat breakfast/lounge area, a meeting room that accommodates 25-30 people, and a business center that offers guests the use of a personal computer, a photocopier, and an electric typewriter. Recreational facilities include an outdoor pool and whirlpool, an exercise room, and a barbecue grill. The hotel also contains a guest convenience store and laundry. The hotel was opened in July 1990.

     We believe that the hotel has been generally well maintained and is generally in very good condition. Over the next 12 months, renovations and improvements in the amount of $360,000 are expected.

     Occupancy rates for the period July 1998 through July 1999 were 76.9%. For the last year, average daily rates were $99.29 and revenue per available suite was $80.01. There are at least four extended-stay hotel properties that compete with the hotel.

     We expect to adequately cover the hotel with property and liability insurance.



                              DALLAS-LAS COLINAS
                                  IRVING, TEXAS

     The Homewood Suites(Reg. TM) Dallas - Las Colinas is located on a 3.4 acre site in northwest Irving, Texas in the Las Colinas Urban Center. The hotel contains 136 suites consisting of 116 king bed suites, 12 double bed suites and 8 two-bedroom suites.

     Each suite contains separate living and sleeping areas as well as a full bathroom, closet and kitchen facilities. Some suites have fireplaces. Wheelchair accessible and smoking suites are also available. The hotel also contains a 40-seat breakfast/lounge area, a meeting room that accommodates 25-30 people, and a business center that offers guests the use of a personal computer, a photocopier, and an electric typewriter. Recreational facilities include an outdoor pool and whirlpool, an exercise room, and two barbecue grills. The hotel also contains a guest convenience store and laundry. The hotel was opened in January 1990.

     We believe that the hotel has been generally well maintained and is generally in very good condition. Over the next 12 months, renovations and improvements in the amount of $440,000 are expected.

     Occupancy rates for the period July 1998 through July 1999 were 77.5%. For the last year, average daily rates were $99.08 and revenue per available suite was $79.94. There are at least five extended-stay hotel properties that compete with the hotel.

     We expect to adequately cover the hotel with property and liability insurance.


                              NORTH DALLAS-PLANO
                                 PLANO, TEXAS

     The Homewood Suites(Reg. TM) Plano is located on a 2.667 acre site in the Preston Park Business Center in southern Collin County, Texas. The hotel contains 99 suites consisting of 55 king bed suites, 37 double bed suites and 7 two-bedroom suites.

     Each suite contains separate living and sleeping areas as well as a full bathroom, closet and kitchen facilities. The hotel also contains a breakfast/lounge area, a meeting room that accommodates 20-25 people, and a business center that offers guests the use of a personal computer, a photocopier, and an electric typewriter. Recreational facilities include an outdoor pool and whirlpool, an exercise room, and a sports court. The hotel also contains a guest convenience store and laundry. The hotel was opened in April 1997.

     We believe that the hotel has been generally well maintained and is generally in very good condition. No additional renovations or improvements are expected at the moment.

     Occupancy rates for the period July 1998 through July 1999 were 71.1%. For the last year, average daily rates were $88.07 and revenue per available suite was $65.33. There are at least seven extended-stay hotel properties that compete with the hotel.

     We expect to adequately cover the hotel with property and liability insurance.


                                RICHMOND-WEST END
                             GLEN ALLEN, VIRGINIA

     The Homewood Suites(Reg. TM) Richmond-West End is located on a 3.745 acre site on Innslake Drive in Richmond's Innsbrook Corporate Center. The hotel contains 123 suites consisting of 98 king bed suites, 18 double bed suites and 7 two-bedroom suites. Each suite contains separate living and sleeping areas as well as a full bathroom, closet and kitchen facilities. Wheelchair accessible and smoking suites are also available. The hotel also contains a 40-seat breakfast/lounge area, a meeting room that accommodates up to 80 people, and a business center that offers guests the use of a personal computer, a photocopier, and an electric typewriter. Recreational facilities include an outdoor pool and whirlpool, an exercise room, and two barbecue grills. The hotel also contains a guest convenience store and laundry. The hotel was opened in May 1998.

     We believe that the hotel has been generally well maintained and is generally in very good condition. No additional renovations or improvements are expected at the moment.

     Occupancy rates for the period July 1998 through July 1999 were 72%. For the last year, average daily rates were $92.34 and revenue per available suite was $66.48. There are at least four extended-stay hotel properties that compete with the hotel.

     We expect to adequately cover the hotel with property and liability insurance.